                                                                                                                           Exhibit 2

I. Interim Consolidated Financial Statements and Other Information
   1. Interim Consolidated Financial Statements
      (1) Interim Consolidated Balance Sheets
------------------------------------------------------------------------------------------------------------------------------------
                                                             FY2004 interim             FY2005 interim       Summarized consolidated
                                                                                                             balance sheet of FY2004
                                                       (As of September 30, 2004) (As of September 30, 2005) (As of March 31, 2005)
------------------------------------------------------------------------------------------------------------------------------------
                                                           Amount    Percentage       Amount    Percentage      Amount   Percentage
                                                        (in million      (%)       (in million      (%)      (in million     (%)
                                                Notes       yen)                       yen)                      yen)
------------------------------------------------------------------------------------------------------------------------------------
               (Assets)

   Cash and cash equivalents                               139,911                    135,226                  120,986

   Trade receivable, net                        Note 3      86,222                     59,038                   56,702

   Inventories                                  Note 4      32,687                     34,471                   29,585

   Deferred tax assets                                      12,411                     15,329                   13,673

   Other current assets                         Note 7       2,504                      4,156                    2,985
                                                         -----------                -----------              -----------
      Total current assets                                 273,735       78.2         248,220       77.6       223,931       75.5

   Investment securities                        Note 6       6,882        2.0           7,687        2.4         7,772        2.6

   Property, plant and equipment, net           Note 5,     51,938       14.8          51,423       16.1        51,364       17.3
                                                  10
   Deferred tax assets                                      11,781        3.4           7,629        2.4         8,438        2.9

   Intangible assets, net                                    3,334        1.0           2,930        0.9         3,090        1.0

   Other assets                                              2,281        0.6           2,180        0.6         2,174        0.7
                                                         -----------                -----------              -----------
      Total assets                                         349,951      100.0         320,069      100.0       296,769      100.0
                                                         -----------                -----------              -----------
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                             FY2004 interim             FY2005 interim       Summarized consolidated
                                                                                                             balance sheet of FY2004
                                                       (As of September 30, 2004) (As of September 30, 2005) (As of March 31, 2005)
------------------------------------------------------------------------------------------------------------------------------------
                                                           Amount    Percentage       Amount    Percentage      Amount   Percentage
                                                        (in million      (%)       (in million      (%)      (in million     (%)
                                                Notes       yen)                       yen)                      yen)
------------------------------------------------------------------------------------------------------------------------------------
             (Liabilities)
   Current portion of long-term debt            Note 10      4,543                     20,047                   20,043

   Trade accounts payable                                   24,985                     29,577                   23,196

   Income taxes payable                                      5,025                      9,110                    7,278

   Accrued expenses                                          8,809                     11,039                   13,865

   Accrued warranty expenses                                 4,746                      4,180                    4,090

   Deferred revenue                                          4,252                      4,654                    2,220

   Other current liabilities                    Note 7       5,109                      2,923                    3,302
                                                         -----------                -----------              -----------

      Total current liabilities                             57,469       16.4          81,530       25.5        73,994       24.9

   Long-term debt, excluding current portion    Note 10     20,062        5.7              15        0.0            40        0.0

   Accrued pension and severance cost                       18,866        5.4          12,361        3.9        12,605        4.3

   Other liabilities                                         3,512        1.1           3,561        1.1         3,381        1.1
                                                         -----------                -----------              -----------
      Total liabilities                                     99,909       28.6          97,467       30.5        90,020       30.3
                                                         -----------                -----------              -----------

          (Minority interests)

   Minority interests                                          114        0.0               -        -               -        -

         (Stockholders' equity)

   Common stock                                             32,363        9.3          32,363       10.1        32,363       10.9

   Capital surplus                              Note 2      33,732        9.6          36,018       11.3        35,263       11.9
                                                 (o)
   Retained earnings                                       202,661       57.9         222,213       69.4       210,121       70.8

   Accumulated other comprehensive income       Note 6,     (6,157)      (1.8)        (2,865)       (0.9)      (4,878)       (1.6)
   (loss)                                         11
   Treasury stock                                          (12,671)      (3.6)       (65,127)      (20.4)     (66,120)      (22.3)
                                                         -----------                -----------              -----------
      Total stockholders' equity                           249,928       71.4         222,602       69.5       206,749       69.7
                                                         -----------                -----------              -----------
      Total liabilities and stockholders' equity           349,951      100.0         320,069      100.0       296,769      100.0
                                                         -----------                -----------              -----------
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                Notes        FY2004 interim             FY2005 interim               FY2004
                                                       (As of September 30, 2004) (As of September 30, 2005) (As of March 31, 2005)
------------------------------------------------------------------------------------------------------------------------------------
   Supplemental data for stockholders' equity

     Common stock - Authorized                            220,000,000  shares        220,000,000  shares      220,000,000  shares

     Common stock - Issued                                 99,783,385  shares         99,783,385  shares       99,783,385  shares

     Treasury stock                                         1,479,992  shares          7,249,303  shares        7,359,770  shares
------------------------------------------------------------------------------------------------------------------------------------

      (2) Interim Consolidated Statements of Operations

------------------------------------------------------------------------------------------------------------------------------------
                                                      FY2004 interim                FY2005 interim         Summarized consolidated
                                                                                                                statement of
                                                                                                            operations of FY2004
                                                 (April 1, 2004 through        (April 1, 2005 through      (April 1, 2004 through
                                                   September 30, 2004)           September 30, 2005)           March 31, 2005)
------------------------------------------------------------------------------------------------------------------------------------
                                                    Amount      Percentage       Amount      Percentage       Amount      Percentage
                                       Notes   (in million yen)    (%)      (in million yen)    (%)      (in million yen)    (%)
------------------------------------------------------------------------------------------------------------------------------------
 Net sales                                             146,589    100.0             107,099    100.0             239,439    100.0

 Cost of sales                                          68,238     46.6              51,714     48.3             115,994     48.4
                                                      ---------                    ---------                    ---------
   Gross profit                                         78,351     53.4              55,385     51.7             123,445     51.6

 Research and development                               12,087      8.2              12,877     12.0              26,280     11.0
 expenses

 Selling, general and administrative    Note            21,603     14.8              19,848     18.5              36,446     15.2
 expenses                             2(j,n,o)
                                                      ---------                    ---------                    ---------
   Operating income                                     44,661     30.4              22,660     21.2              60,719     25.4

 Other income (expense):

   Interest and dividends income                 212                          715                          597

   Interest expense                             (225)                        (205)                        (441)

   Minority interests                            (85)                           -                          (84)

   Other                              Note 6,  1,522     1,424      1.0     1,332     1,842      1.7     1,017     1,089      0.4
                                         7    -----------------            -----------------            -----------------
   Income before income taxes                           46,085     31.4              24,502     22.9              61,808     25.8

 Income Taxes                                           18,271     12.4               9,888      9.3              23,730      9.9
                                                      ---------                    ---------                    ---------
   Net income                                           27,814     19.0              14,614     13.6              38,078     15.9
                                                      ---------                    ---------                    ---------
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                      FY2004 interim                FY2005 interim                 FY2004
                                                 (April 1, 2004 through        (April 1, 2005 through      (April 1, 2004 through
                                                   September 30, 2004)           September 30, 2005)           March 31, 2005)
------------------------------------------------------------------------------------------------------------------------------------
                                        Notes              Amount                       Amount                       Amount
                                                          (in yen)                     (in yen)                     (in yen)
------------------------------------------------------------------------------------------------------------------------------------
  Net income per share                 Note 14

    Basic                                                   282.96                       158.06                       389.54

    Diluted                                                 282.37                       157.51                       388.51
------------------------------------------------------------------------------------------------------------------------------------

      (3) Interim Consolidated Statements of Stockholders' Equity

------------------------------------------------------------------------------------------------------------------------------------
                                                          FY2004 interim            FY2005 interim       Consolidated statement of
                                                                                                                stockholders'
                                                                                                              equity of FY2004
                                                     (April 1, 2004 through    (April 1, 2005 through      (April 1, 2004 through
                                                       September 30, 2004)       September 30, 2005)           March 31, 2005)
------------------------------------------------------------------------------------------------------------------------------------
                                            Notes            Amount                    Amount                     Amount
                                                         (in million yen)          (in million yen)           (in million yen)
------------------------------------------------------------------------------------------------------------------------------------
  Common stock :

    Balance at beginning of period                                32,363                    32,363                     32,363
                                                      ------------------------------------------------------------------------------
    Balance at end of period                                      32,363                    32,363                     32,363
                                                      ------------------------------------------------------------------------------
  Capital surplus :

    Balance at beginning of period                                32,973                    35,263                     32,973

    Stock option compensation expense      Note 2                    759                       755                      2,290
                                             (o)
                                                      ------------------------------------------------------------------------------
    Balance at end of period                                      33,732                    36,018                     35,263
                                                      ------------------------------------------------------------------------------
  Retained earnings :

    Balance at beginning of period                               177,404                   210,121                    177,404

    Net income                                                    27,814                    14,614                     38,078

    Cash dividends                                                (2,458)                   (2,311)                    (4,915)

    Loss on disposal of treasury stock                               (99)                     (211)                      (446)
                                                      ------------------------------------------------------------------------------
    Balance at end of period                                     202,661                   222,213                    210,121
                                                      ------------------------------------------------------------------------------
  Accumulated other comprehensive          Note 6,
  income (loss) :                            11

    Balance at beginning of period                                (8,061)                   (4,878)                    (8,061)

    Other comprehensive income, net of tax                         1,904                     2,013                      3,183
                                                      ------------------------------------------------------------------------------
    Balance at end of period                                      (6,157)                   (2,865)                    (4,878)
                                                      ------------------------------------------------------------------------------
  Treasury stock :

    Balance at beginning of period                               (12,911)                  (66,120)                   (12,911)

    Treasury stock purchased                                         (11)                      (14)                   (54,513)

    Exercise of stock options                                        249                     1,006                      1,302

    Treasury stock sold                                                2                         1                          2
                                                      ------------------------------------------------------------------------------
    Balance at end of period                                     (12,671)                  (65,127)                   (66,120)
                                                      ------------------------------------------------------------------------------
      Total stockholders' equity                                 249,928                   222,602                    206,749
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                          FY2004 interim            FY2005 interim       Consolidated statement of
                                                                                                                stockholders'
                                                                                                              equity of FY2004
                                                     (April 1, 2004 through    (April 1, 2005 through      (April 1, 2004 through
                                                       September 30, 2004)       September 30, 2005)           March 31, 2005)
------------------------------------------------------------------------------------------------------------------------------------
                                            Notes            Amount                    Amount                     Amount
                                                         (in million yen)          (in million yen)           (in million yen)
------------------------------------------------------------------------------------------------------------------------------------
  Disclosure of comprehensive income:
    Net income                                                    27,814                    14,614                     38,078
    Other comprehensive income,                                    1,904                     2,013                      3,183
    net of tax
                                                      ------------------------------------------------------------------------------
    Total comprehensive income                                    29,718                    16,627                     41,261
------------------------------------------------------------------------------------------------------------------------------------

      (4) Interim Consolidated Statements of Cash Flows

-----------------------------------------------------------------------------------------------------------------------------------
                                                            FY2004 interim            FY2005 interim       Summarized consolidated
                                                                                                                statement of
                                                                                                            cash flows of FY2004
                                                       (April 1, 2004 through    (April 1, 2005 through    (April 1, 2004 through
                                                         September 30, 2004)       September 30, 2005)         March 31, 2005)
-----------------------------------------------------------------------------------------------------------------------------------
                                                               Amount                    Amount                     Amount
                                             Notes        (in million yen)          (in million yen)           (in million yen)
-----------------------------------------------------------------------------------------------------------------------------------
  I Cash flows from operating activities:

      Net income                                                   27,814                    14,614                     38,078

      Adjustments to reconcile net income
      to net cash provided by operating
      activities:

        Depreciation and amortization                               4,035                     3,962                      8,285

        Deferred income taxes                                      13,081                      (679)                    13,540

        Stock option compensation expense                             759                       755                      2,290

        Decrease (increase) in trade                               (8,544)                   (1,826)                    20,953
        accounts receivable

        Decrease (increase) in inventories                         17,171                    (4,670)                    20,218

        Increase (decrease) in trade                              (14,455)                    5,805                    (16,375)
        accounts payable
        Increase (decrease) in income taxes                         1,074                     1,792                      3,311
        payable
        Increase (decrease) in accrued                               (196)                   (2,864)                     4,445
        expenses
        Increase (decrease) in accrued                              1,625                        50                        969
        warranty expenses
        Increase (decrease) in deferred                              (514)                    2,268                     (2,456)
        revenue
        Increase (decrease) in accrued
        pension and severance cost                                    876                      (243)                    (3,409)

        Other                               Note 6                  1,819                    (2,166)                       478
                                                        ---------------------------------------------------------------------------
          Net cash provided by operating                           44,545                    16,798                     90,327
          activities
                                                        ---------------------------------------------------------------------------
  II Cash flows from investing activities:

      Proceeds from sale of available-for-
      sale marketable securities                                      634                     2,964                      1,428
      Proceeds from sale of non-                                       45                         -                         50
      marketable securities
      Purchases of non-marketable                                       -                    (1,900)                         -
      securities
      Proceeds from sale of property, plant                            31                       190                        132
      and equipment
      Purchases of intangible assets                                 (204)                     (238)                      (470)
      Purchases of property, plant and                             (4,818)                   (3,776)                    (8,738)
      equipment
      Other                                                          (996)                      (58)                      (652)
                                                        ---------------------------------------------------------------------------
        Net cash used in investing                                 (5,308)                   (2,818)                    (8,250)
        activities
                                                        ---------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                            FY2004 interim            FY2005 interim       Summarized consolidated
                                                                                                                statement of
                                                                                                            cash flows of FY2004
                                                       (April 1, 2004 through    (April 1, 2005 through    (April 1, 2004 through
                                                         September 30, 2004)       September 30, 2005)         March 31, 2005)
-----------------------------------------------------------------------------------------------------------------------------------
                                                               Amount                    Amount                     Amount
                                             Notes        (in million yen)          (in million yen)           (in million yen)
-----------------------------------------------------------------------------------------------------------------------------------
 III Cash flows from financing activities:

      Principal payments on long-term debt                            (21)                      (21)                    (4,543)

      Proceeds from sale of treasury stock                              -                       796                        939

      Payments to acquire treasury stock                               (7)                      (12)                   (54,511)

      Dividends paid                                               (2,453)                   (2,307)                    (4,907)

      Other                                                           226                        13                        (14)
                                                        ---------------------------------------------------------------------------
        Net cash used in financing                                 (2,255)                   (1,531)                   (63,036)
        activities
                                                        ---------------------------------------------------------------------------
 IV  Net effect of exchange rate changes on                         1,783                     1,791                        799
     cash and cash equivalents
                                                        ---------------------------------------------------------------------------
 V   Net change in cash and cash                                   38,765                    14,240                     19,840
     equivalents
 VI  Cash and cash equivalents at                                 101,146                   120,986                    101,146
     beginning of period
                                                        ---------------------------------------------------------------------------
 VII Cash and cash equivalents at end of                          139,911                   135,226                    120,986
     period
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                            FY2004 interim            FY2005 interim       Summarized consolidated
                                                                                                                statement of
                                                                                                            cash flows of FY2004
                                                       (April 1, 2004 through    (April 1, 2005 through    (April 1, 2004 through
                                                         September 30, 2004)       September 30, 2005)         March 31, 2005)
-----------------------------------------------------------------------------------------------------------------------------------
                                                               Amount                    Amount                     Amount
                                             Notes        (in million yen)          (in million yen)           (in million yen)
-----------------------------------------------------------------------------------------------------------------------------------
 Supplemental data:

     Cash paid during the interim period
     and the year for:

       Income taxes                                                 3,678                     8,004                     6,740

       Interest                                                       225                       205                       447
-----------------------------------------------------------------------------------------------------------------------------------

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements




(Note 1) Accounting Principles, Procedures and the Presentation of the Interim Consolidated Financial Statements

(a) Terminology, Form and Method of Preparation of the Interim Consolidated Financial Statements

           Advantest prepares these interim consolidated financial statements in accordance with the accounting principles, procedures, terminology, form and mode of preparation required in the U.S. in connection with its issuance of American Depository Shares as established under Accounting Research Bulletins ("ARB"), Accounting Principles Board ("APB") statements, Statements of Financial Accounting Standards ("SFAS") and other relevant sources. Unconsolidated financial statements of Advantest Corporation and its subsidiaries are prepared in accordance with accounting principles generally accepted in their respective country of domicile. Certain adjustments and reclassifications have been incorporated into such financial statements to reconcile to accounting principles generally accepted in the U.S. ("U.S. GAAP").

(b) The Preparation of Consolidated Financial Statements and Registration with the U.S. Securities and Exchange Commission

           Advantest Corporation began listing on the New York Stock Exchange on September 17, 2001 (local time) by means of an issuance of American Depository Shares, and is registered with the U.S. Securities and Exchange Commission on Form 20-F (equivalent to the Annual Securities Report in Japan) since FY2001. In connection with the registration on Form 20-F, Advantest prepares consolidated financial statements in accordance with U.S. GAAP.

(c) Scope of Consolidation and Application of the Equity Method

           Advantest's interim consolidated financial statements include the accounts of Advantest Corporation and its majority-owned subsidiaries. Advantest is not involved with any variable interest entities as, defined by FASB Interpretation No. 46 (revised December 2003) "Consolidation of Variable Interest Entities". All significant intercompany balances and transactions have been eliminated in consolidation.
           The following table sets forth the number of consolidated subsidiaries and equity method affiliates of Advantest:

  ---------------------------- ---------------------- ------------------ ---------------------
                                   FY2005 interim           FY2004
                                (As of September 30,   (As of March 31,
                                       2005)                2005)         Increase (decrease)
  ---------------------------- ---------------------- ------------------ ---------------------
            Domestic                      23                  22                    1
            ------------------ ---------------------- ------------------ ---------------------
            Overseas                      17                  17                    0
            ------------------ ---------------------- ------------------ ---------------------
  Consolidated subsidiaries               40                  39                    1
  ---------------------------- ---------------------- ------------------ ---------------------
  Equity method affiliates                 -                   -                    -
  ---------------------------- ---------------------- ------------------ ---------------------
  Total                                   40                  39                    1
  ---------------------------- ---------------------- ------------------ ---------------------

  Changes in the scope of consolidation:
       Newly included (1):         Advantest Technology Solutions Corporation *1

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements



     *1 Advantest Technology Solutions Corporation was established on July 1, 2005 as a subsidiary to conduct semiconductor design validation system business.

(d) Significant differences from the preparation of financial statements under Japanese GAAP

           Of the accounting principles, procedures and mode of presentation adopted by Advantest Corporation and its consolidated subsidiaries (collectively "Advantest"), the followings are the significant differences from the preparation of financial statements using the accounting principles, procedure and mode of presentation under Japanese GAAP:

           (i) Scope of consolidation and application of the equity method
                  The scope of consolidation and application of the equity method is determined based on percentage of voting rights. There is, however, no difference in results when compared to the situation where the scope is determined using the control criteria or influence criteria.

           (ii) Appropriation of earnings
                  Earnings appropriated for bonuses to directors are treated as selling, general and administrative expenses.

           (iii) Accounting for lease transactions
                  Regarding significant lease transactions, plant, property and equipment and capital lease obligations are recognized if the lease is considered a capital lease under SFAS No. 13, "Accounting for Leases".

           (iv) Allowance for compensated absences
                  In accordance with SFAS No. 43, "Accounting for Compensated Absences", an allowance is provided for the right of employees to receive compensated absences in the future.

           (v) Accrued pension and severance cost
                  Accrued pension and severance cost is accounted for based on SFAS No. 87, "Employers' Accounting for Pensions" and minimum pension liability adjustments are appropriated based on accumulated benefit obligation.

           (vi) Goodwill
                  In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill is no longer amortized, but instead is tested for impairment before impairment is recognized.

           (vii) Stock-based compensation
                  In accordance with the fair value recognition provisions of SFAS No. 123 (revised 2004) ("SFAS No. 123R"), "Share Based Payment", stock-based compensation expense evaluated at fair value is recognized.

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements



(Note 2) Description of Business and Summary of Significant Accounting Policies and Practices

     (a)  Description of Business

               The company and subsidiaries (collectively "Advantest") manufacture and sell semiconductor and component test system product group and mechatronics-related product group such as test handlers and device interfaces. Advantest also engages in research and development activities and provides maintenance and support services associated with these products.

               In conjunction with its business and organizational restructuring, effective April 1, 2004, Advantest reclassified its two previous segments, automated test equipment and measuring instruments business segment, into three business segments: semi-conductor and component test system; mechatronics system; and services, support and others.

          Description of the business by segment is as follows:

               The semiconductor and component test system business provides customers with test system products for the semiconductor industry and the electronic parts industry. Product lines provided by the semiconductor and component test system segment include test systems for memory semiconductors for memory semiconductor devices and test systems for SoC semiconductors for non memory semiconductor devices.

               The mechatronics system business provides product lines such as test handlers, mechatronic-applied products, for handling semiconductor devices and device interfaces that serve as interfaces with the devices that are measured and operations related to nano-technology products.

               The services, support and others business consists of comprehensive customer solutions provided in connection with the above businesses, support services, equipment lease business and others.


     (b)  Cash Equivalents

               Cash equivalents consist of deposits and certificates of deposit with an initial maturity of three months or less from the date of purchase. Advantest considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements



     (c)  Allowance for Doubtful Accounts

               Advantest recognizes an allowance for doubtful accounts to ensure that trade receivables are not overstated due to uncollectability, which represents Advantest's best estimate of the amount of probable credit losses in Advantest's existing trade receivables. Advantest periodically reviews its estimated allowances for doubtful accounts taking into account the customer's payment history, assessing the customer's current financial position and considering other information that is publicly available and the customer's credit worthiness. Additional reviews are undertaken upon reports of significant changes in the financial condition of Advantest's significant customers and the semiconductor industry.

     (d)  Inventories

               Inventories are stated at the lower of cost or market. Cost is determined using the average cost method.

     (e)  Investments in Affiliated Companies

               Investments in affiliated companies owned 20% to 50%, where Advantest exercises significant influence over their operating and financial policies, are accounted for by the equity method. All significant intercompany profits from affiliates have been eliminated.

     (f)  Investment Securities

               Investment securities at September 30, 2004, September 30, 2005 and March 31, 2005 consist of marketable and non-marketable equity securities. Advantest classifies its marketable equity securities as available-for-sale.

               Available-for-sale securities are recorded at fair value. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a component of accumulated other comprehensive income
          (loss) until realized. A decline in the fair value of any available-for-sale security below cost that is deemed to be other than temporary results in an impairment loss. The impairment is charged to earnings and a new cost basis for the security is established. Dividend income is recognized when earned.

               On a continuous basis, but no less frequently than at the end of every half year, Advantest evaluates the cost basis of an available-for-sale security for possible impairment. Factors considered in assessing whether an indication of other than temporary impairment exists include: the degree of change in ratio of market prices per share to book value per share at the date of evaluation compared to that of the date of acquisition, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements



          determined based on quoted market prices, projected discounted cash flow or other valuation techniques as appropriate.


               The cost of a security sold or the amount reclassified out of accumulated other comprehensive income (loss) into earnings is determined by the average cost method.

               Non-marketable investment securities are carried at cost. On a periodic basis, Advantest evaluates the investments for the possible impairment. If the fair value of the investment securities is estimated to have declined and such decline is judged to be other than temporary, Advantest recognizes the impairment of the investment and the carrying value is reduced to its fair value. The impairment is charged to earnings and a new cost basis for the security is established.

     (g)  Derivative Financial Instruments

               Derivative financial instruments are accounted for under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133". SFAS No. 133, as amended, standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under SFAS No. 133, as amended, entities are required to carry all derivative instruments in the consolidated balance sheets at fair value. The accounting for changes in the fair value (that is, gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, the reason for holding the instrument. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (loss) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss are reported in earnings immediately. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

               Advantest uses foreign exchange forward contracts to manage currency exposure, resulting from changes in foreign currency exchange rates, on trade receivables. However, these contracts do not qualify for hedge accounting since they do not meet the hedging criteria specified by SFAS No. 133.

               Foreign exchange forward contracts generally have maturities of several months. These contracts are used to reduce Advantest's risk associated with exchange rate movements, as gains

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements



          and losses on these contracts are intended to offset exchange losses and gains on underlying exposures. Changes in fair value of foreign exchange forward contracts are recognized in earnings under the caption of other income (expense).

               Advantest does not, as a matter of policy, enter into derivative transactions for the purpose of speculation.

     (h)  Property, Plant and Equipment

               Property, plant and equipment is stated at cost.

               Depreciation is computed principally using the declining-balance method except for buildings for the Company and its domestic subsidiaries and the straight-line method over estimated useful lives of the assets for foreign subsidiaries. Buildings are principally depreciated using the straight-line method over their estimated useful lives. The depreciation period for significant assets ranges from 15 years to 50 years for buildings, 4 years to 10 years for machinery and equipment, and 2 years to 5 years for furniture and fixtures.

     (i)  Intangible Assets and Other Assets

               Intangible assets principally consist of licenses, goodwill and computer software for internal-use, including computer software under capital leases. Other assets consist of investments (other than investment securities), security deposits and prepaid expenses, of which no one individual item was material to the consolidated financial statements of Advantest.

               Advantest capitalizes certain costs incurred to purchase or develop software for internal-use. Costs incurred to develop software for internal-use are expensed as incurred during the preliminary project stage, which includes costs for making strategic decisions about the project, determining performance and system requirements and vendor demonstration cost. Costs incurred subsequent to the preliminary project stage through implementation are capitalized. Advantest also expenses costs incurred for internal-use software projects in the post implementation stage such as costs for training and maintenance.

               Costs incurred to develop software to be included with and sold as part of the Company's Semiconductor Test Systems are capitalized subsequent to the attainment of technological feasibility in accordance with the provisions of SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed". To date, costs incurred subsequent to the attainment of technological feasibility have been insignificant and, therefore, have been charged directly to expense. Costs incurred prior to reaching technological feasibility are expensed as incurred.

               The cost of software is amortized on a straight-line over the estimated useful life, which is generally five years. The cost of computer software under capital leases is amortized straight-line

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements



          over the lease term.

               Business combinations are accounted for using the purchase method in accordance with SFAS No. 141, "Business Combinations". SFAS No. 141 establishes certain criteria for the recognition of intangible assets separately from goodwill. Under SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill is no longer amortized, but instead is tested for impairment at least annually. Intangible assets with definite useful lives are amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Any recognized intangible assets determined to have an indefinite useful life are not amortized, but instead are tested for impairment until its life is determined to be no longer indefinite.

     (j)  Impairment of Long-Lived Assets

               Advantest evaluates the impairment of long-lived assets in accordance with the provisions of SFAS No. 144. SFAS No. 144 requires that long-lived assets and certain identifiable intangibles with definite useful lives be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

     (k)  Accrued Warranty Expenses

               Advantest's products are generally subject to warranty, and Advantest provides an allowance for such estimated costs when product revenue is recognized. To provide for future repairs and support during warranty periods, estimated repair and support expenses over the warranty period are accrued based on the historical ratio of actual repair and support expenses to corresponding sales.

     (l)  Accrued Pension and Severance Cost

               The Company and certain of its domestic subsidiaries have retirement and severance defined benefit plans covering substantially all of their employees. Prior service cost that results from amendments to the plan is amortized over the average remaining service period of the employees expected to receive benefits. Unrecognized net gain and loss is also amortized over the average remaining service period of the employees expected to receive benefits.

     (m)  Revenue Recognition

               In accordance with the guidance provided by the Securities and Exchange Commission's Staff Accounting Bulletin No. 104, "Revenue Recognition," Advantest recognizes revenue when there is persuasive evidence of an arrangement, title and risk of loss have passed, delivery has occurred or the services have been rendered, the sales price is fixed or determinable and collection of the related receivable is reasonably assured.

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements



          Revenue from Sales of Products
          ------------------------------

               Revenue from sales of products which require installation work is recognized when the related installation work is completed. The revenue recognized upon completion of installation is limited to the amount that is payable based on customer acceptance. Revenue from sales of products and component which do not require installation work by Advantest is recognized upon shipment if the terms of the sale are free on board ("FOB") shipping point or upon delivery if the terms are FOB destination which coincide with the passage of title and risk of loss.

               For equipment sales involving software that is more than incidental to the product, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection of the related receivable is probable in accordance with American Institute of Certified Public Accountant ("AICPA") Statement of Position ("SOP") No. 97-2, "Software Revenue Recognition," as amended by SOP No. 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions." Revenue for the separate elements is only recognized when the functionality of the undelivered element is not essential to the delivered element.

          Revenue from Long-term Service contracts
          ----------------------------------------

               Revenue from fixed-price, long-term service contracts is recognized on the straight-line basis over the contract term.

          Operating lease
          ---------------

               Revenue from operating leases is primarily recognized on the straight-line basis over the lease term.

          Multiple deliverables
          ---------------------

               Multiple Deliverables are accounted for under the Emerging Issues Task Force Issue No. 00-21 ("EITF 00-21"), "Revenue Arrangements with Multiple Deliverables". EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting.

               Advantest enters into certain revenue arrangements with multiple deliverables, which include combination of equipment, installation and warranty services. As those installation or warranty services are not interchangeable to be provided by Advantest or other parties and as fair values of those services are not determinable, these elements are not considered to qualify for separate accounting under EITF 00-21 and accordingly Advantest treats them as a single unit of accounting. Advantest adopted the provisions of EITF 00-21 for the transactions entered into on and after July 1, 2003. The effect on Advantest's consolidated financial statements from the adoption of such provisions was insignificant.

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements



     (n)  Research and Development

               Research and development costs are expensed as incurred.

     (o)  Stock-Based Compensation

               Advantest measures its stock-based compensation cost based on the fair value method as defined in SFAS No. 123 (revised 2004) ("No. 123R") Share-Based Payment, and recognized such cost as an expense in the statements of income. Advantest has retrospectively applied this accounting method effective April 1, 2004 by using the "modified retrospective" approach prescribed by the said statement in the fiscal year ended March 2005.
               The SFAS No. 123R Share-Based Payment was released after Advantest filed its interim report. For this reason, until the previous interim consolidated period, Advantest accounted for its stock-based compensation cost based on the intrinsic value method prescribed by Accounting Principle Board Opinion No.25, "Accounting for Stock Issued to Employees" and related interpretations as allowed under the SFAS No.123 "Accounting for Stock-Based Compensation". Advantest had not recognized its stock-based compensation cost in the statements of income for the previous interim fiscal period. As such, in connection with the retrospective application of the SFAS No.123R Share- Based Payment effective April 1, 2004, the interim consolidated financial statements for the previous interim period have been restated.
               Due to the restatement made to the interim consolidated financial statements for the previous interim period, selling, general and administrative expense increased by (Y)759 million. Operating income, net income before income taxes and interim net income for the previous decreased by the same amount. Basic interim net income per share decreased by (Y)7.72, and diluted net income per share decreased by
          (Y)7.70. Capital surplus increased and retained earnings decreased by
          (Y)759 million in the interim consolidated balance sheet at the end of the previous interim. Comprehensive income for the previous interim period decreased by the same amount accordingly. Due to a decrease of
          (Y)759 million in interim net income, the interim consolidated cash flow statement for the previous interim period has been restated as well.
               The impacts on the segment information have been discussed in the notes to the segment information.
               A fair value for stock options is calculated based on the Black-Scholes Option Pricing Model.
               Stock-based compensation expenses recognized are (Y)759 million in FY 2004 Interim, (Y)755 million in FY 2005 Interim, and (Y)2,290 million in FY 2004.
               A weighted average fair value per share for stock options that were granted in FY 2004 Interim and FY 2005 Interim were (Y)2,991 and
          (Y)2,930, respectively. These figures were calculated

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements



          based on the Black-Scholes Option Pricing Model by using the following weighted average estimates.

                                        FY 2004 Interim        FY 2005 Interim
                                      -------------------    -------------------
          Expected dividend yield                0.6%                   0.5%

            Risk free interest rate              0.6%                   0.7%

            Volatility                          56.6%                  51.1%

            Expected life                     4 years                4 years


     (p)  Income Taxes

               Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Advantest records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not realizable.

     (q)  Net Income per Share

               Basic net income per share is calculated by dividing net income by the weighted average number of shares outstanding during the year. Diluted net income per share is calculated by dividing net income by the sum of the weighted average number of shares plus additional shares that would have been outstanding if potential dilutive shares had been issued for granted stock options and warrants.

               At September 30, 2004, September 30, 2005 and March 31, 2005, Advantest had outstanding stock options and warrants exercisable into 1,799,500, 7,000 and 7,000 shares of common stock, respectively, which could potentially dilute net income per share in future periods.

     (r)  Translation of Foreign Financial Statements

               Foreign currency financial statements have been translated in accordance with SFAS No. 52, "Foreign Currency Translation". Under SFAS No. 52, assets and liabilities of non-Japanese subsidiaries, which have a functional currency other than the Japanese yen, are translated at the rate of exchange on the balance sheet date. Revenue and expense accounts are translated at the average rate of exchange in effect during the year. Resulting translation adjustments are included as a component of accumulated other comprehensive income (loss).

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements



     (s)  Foreign Currency Transactions

               Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable current rate prevailing at that date. All revenue and expenses associated with foreign currencies are converted at the rate of exchange prevailing when such transactions occur. The resulting exchange gains or losses are reflected in other income (expense) in the accompanying consolidated statements of operations.

     (t)  Use of Estimates

               Management of Advantest has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statement and the reported amounts of revenues and expenses during the period to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Significant items subject to such estimates and assumptions include valuation allowances for trade receivables, inventories and deferred tax assets, various accruals such as accrued warranty expenses, and assets and obligations related to employees retirement and severance plans. Actual results could differ from those estimates.


(Note 3) Trade Receivables

         Trade receivables at September 30, 2004, September 30, 2005 and March 31, 2005 are as follows:

                                                       Yen (Millions)
                                                           ----------
                                      September 30,   September 30,    March 31,
                                      -------------   -------------    ---------
                                           2004            2005           2005
                                           ----            ----           ----

         Notes                           10,455           4,713         14,133
         Accounts                        78,239          56,489         44,743
                                      ---------       ---------      ---------

                                         88,694          61,202         58,876

         Less allowance for doubtful      2,472           2,164          2,174
         accounts                     ---------       ---------      ---------

                                         86,222          59,038         56,702
                                      =========       =========      =========

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements



(Note 4) Inventories

          Inventories at September 30, 2004, September 30, 2005 and March 31, 2005 are composed of the following:

                                                       Yen (Millions)
                                                           ----------
                                      September 30,   September 30,    March 31,
                                      -------------   -------------    ---------
                                           2004            2005           2005
                                           ----            ----           ----

         Finished goods                   7,804          12,188          7,347
         Work in process                 18,589          15,980         16,879
         Raw materials and supplies       6,294           6,303          5,359
                                      ---------       ---------      ---------

                                         32,687          34,471         29,585
                                      =========       =========      =========

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements



(Note 5) Property, Plant and Equipment

          Property, plant and equipment at September 30, 2004, September 30, 2005 and March 31,2005 are composed of the following:

                                                       Yen (Millions)
                                                           ----------
                                      September 30,   September 30,    March 31,
                                      -------------   -------------    ---------
                                           2004            2005           2005
                                           ----            ----           ----

       Land                              19,200          19,168         19,192
       Buildings                         49,579          49,806         49,641
       Machinery and equipment           26,290          29,726         27,162
       Furniture and fixtures            22,610          23,792         22,934
       Construction in progress             861             195            349
                                      ---------       ---------      ---------

                                        118,540         122,687        119,278
       Less accumulated depreciation     66,602          71,264         67,914
                                      ---------       ---------      ---------

                                         51,938          51,423         51,364
                                      =========       =========      =========

(Note 6) Investment Securities

          Marketable securities consist of equity securities. The acquisition cost, gross unrealized gains, gross unrealized losses and fair value at September 30, 2004, September 30, 2005 and March 31, 2005 were as follows:

                                                         Yen (Millions)
                                                         --------------
                                                       September 30, 2004
                                                       ------------------
                                                      Gross          Gross
                                   Acquisition      unrealized     unrealized
                                      cost            gains          losses        Fair value
                                      ----            -----          ------        ----------
       Noncurrent:
          Available-for-sale:
             Equity securities        3,177           1,440            319            4,287

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements




                                                         Yen (Millions)
                                                         --------------
                                                       September 30, 2005
                                                       ------------------
                                                      Gross          Gross
                                   Acquisition      unrealized     unrealized
                                      cost            gains          losses        Fair value
                                      ----            -----          ------        ----------
       Noncurrent:
          Available-for-sale:
             Equity securities        1,784           2,560              -            4,344

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements



                                                         Yen (Millions)
                                                         --------------
                                                         March 31, 2005
                                                         --------------
                                                      Gross          Gross
                                   Acquisition      unrealized     unrealized
                                      cost            gains          losses        Fair value
                                      ----            -----          ------        ----------
       Noncurrent:
          Available-for-sale:
             Equity securities        3,803           2,516              -            6,328

          Gross realized gains and losses on available-for-sale equity securities for the six months periods ended September 30, 2004 and September 30, 2005, and for the year ended March 31, 2005 were as follows:

                                       Yen (Millions)                    Yen (Millions)
                                       --------------                    --------------
                                     September 30, 2004                September 30, 2005
                                     ------------------                ------------------
                                     Gross           Gross             Gross         Gross
                                   realized        realized          realized      realized
                                     gains          losses             gains        losses
                                     -----          ------             -----        ------
       Noncurrent:
          Available-for-sale:
             Equity securities         629              -                934            -

                                       Yen (Millions)
                                       --------------
                                       March 31, 2005
                                       --------------
                                     Gross         Gross
                                   realized      realized
                                     gains        losses
                                     -----        ------

       Noncurrent:
          Available-for-sale:
             Equity securities         934            -

          Gross realized gains and losses based on the averaged cost method are included in "other income (expense)" in the interim consolidated statements of operations and the consolidated statements of operations, and "other" in net cash provided by operating activities in the interim consolidated statements of cash flows and the consolidated statements of cash flows.

          Proceeds from the sale of available-for-sale equity securities for the six months periods ended September 30, 2004 and September 30, 2005, and for the year ended March 31, 2005 were (Y)634 million, (Y)2,964 million and
     (Y)1,428 million, respectively.

          As of September 30, 2005, there was no available-for-sale equity security in an unrealized loss position.

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements



          Advantest maintains non-marketable investment securities, which are recorded at cost. The carrying amounts of non-marketable investment securities were (Y)2,595 million, (Y)3,343 million and (Y)1,444 million at September 30, 2004, September 30, 2005 and March 31, 2005, respectively. Investments with an aggregate cost of (Y)3,343 million did not have indicators of impairment and Advantest did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of those investments.

(Note 7) Derivative Financial Instruments

          Derivative financial instruments are utilized by Advantest primarily to reduce foreign currency exchange risk. Advantest does not hold or issue financial instruments for trading purposes. Advantest generally does not require or place collateral for these financial instruments.

          Derivative financial instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Advantest minimizes risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management of Advantest does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default on its obligations.

          Advantest had foreign exchange forward contracts to exchange currencies among Japanese yen, U.S. dollars and Euro at September 30, 2004, September 30, 2005 and March 31, 2005. The notional amounts of these contracts were (Y)7,983 million, (Y)13,621 million and (Y)7,603 million at September 30, 2004, September 30, 2005 and March 31, 2005.

          The carrying amounts and estimated fair values of Advantest's foreign exchange forward contracts at September 30, 2004, September 30, 2005 and March 31, 2005 were as follows:

                                                Yen (Millions)              Yen (Millions)
                                                --------------              --------------
                                              September 30, 2004          September 30, 2005
                                              ------------------          ------------------
                                              Carrying     Fair           Carrying     Fair
                                               amount      Value           amount      value
                                               ------      -----           ------      -----
       Financial assets:
        Foreign exchange forward contracts         30         30               28         28

       Financial liabilities:
        Foreign exchange forward contracts         10         10              118        118

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements



                                                        Yen (Millions)
                                                        --------------
                                                        March 31, 2005
                                                        --------------
                                                     Carrying      Fair
                                                      amount       value
                                                      ------       -----
       Financial assets:
        Foreign exchange forward contracts                 1           1

       Financial liabilities:
        Foreign Exchange forward contracts                49          49

          These contracts do not qualify for hedge accounting since they do not meet the hedging criteria specified by SFAS No. 133. Changes in fair value are recognized in earnings under the caption of other income (expense).

(Note 8) Leases - Lessor

          Advantest provides leases that enable its customers to use semiconductor test systems. All leases are classified as operating leases.

          Future minimum lease income under noncancelable operating leases as of September 30, 2004, September 30, 2005 and March 31, 2005 are as follows:

                                                              Yen (Millions)
                                   ------------------------------------------------------------------
                                    September 30, 2004      September 30, 2005       March 31, 2005
                                   --------------------    --------------------    ------------------

    Within one year                              1,379                   1,912                1,549
    After one year                                 919                   1,189                1,116
                                   --------------------    --------------------    ------------------

    Total minimum lease income                   2,298                   3,101                2,665
                                   ====================    ====================    ==================


(Note 9) Leases - Lessee

          Advantest has several noncancelable operating leases, primarily for office space and office equipment.

          Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of September 30, 2004, September 30, 2005 and March 31, 2005 are as follows:

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements



                                                              Yen (Millions)
                                   ------------------------------------------------------------------
                                    September 30, 2004      September 30, 2005       March 31, 2005
                                   --------------------    --------------------    ------------------

    Within one year                                174                     308                  329
    After one year                                 377                     619                  379
                                   --------------------    --------------------    ------------------

    Total minimum lease payments                   551                     927                  708
                                   ====================    ====================    ==================


(Note 10) Assets Pledged as Collateral and Secured Liabilities

          As of September 30, 2004, September 30, 2005 and March 31, 2005, property, plant and equipment with a carrying amount of (Y)398 million,
     (Y)388 million and (Y)393 million was pledged as collateral for certain debt obligations in the amount of (Y)31 million, (Y)17 million and (Y)24 million, respectively.

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements



(Note 11) Other Comprehensive Income (Loss)

          The accumulated balances for each classification of other comprehensive income (loss) at September 30, 2004, September 30, 2005 and March 31, 2005 are as follows:

                                                                Yen (Millions)
                                                                    ----------
                                                      September    September    March 31,
                                                      ---------    ---------    ---------
                                                      30, 2004     30, 2005       2005
                                                      --------     --------       ----

      Foreign currency translation adjustments         (5,720)      (4,393)     (6,452)
      Net unrealized gains on securities                  746        1,528       1,574

      Minimum pension liability adjustments            (1,183)           -           -
                                                      --------     --------    --------

      Other comprehensive income (loss)                (6,157)      (2,865)     (4,878)
                                                      ========     ========    ========

(Note 12) Accrued Pension and Severance Cost

          The components of net periodic benefit cost recognized for the six months periods ended September 30, 2004 and September 30, 2005, and for the year ended March 31, 2005 were as follows:

                                                                      Yen
                                                                   (Millions)
                                                                   ----------
                                                      FY2004        FY2005         FY2005
                                                      ------        ------         ------
                                                      interim       interim
                                                      -------       -------
      Components of net periodic benefit cost:
         Service cost                                     875           830         1,710
         Interest cost                                    427           283           853
         Expected return on plan assets                  (292)         (239)         (583)
         Amortization of unrecognized:
            Net actuarial (gain) or loss                  280           124           547
            Prior service cost                            (58)         (114)         (144)
            Settlement loss                                 -             -         2,799
                                                        -----          ----         -----

                    Net periodic benefit cost           1,232           884         5,182
                                                        =====          ====         =====

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements



(Note 13) Operating Segment and Geographic Information


     (Operating Segment Information)

          The Company and subsidiaries (collectively "Advantest") manufacture and sell semiconductor and component test system product group and mechatronics-related product group such as test handlers and device interfaces. Advantest also engages in research and development activities and provides maintenance and support services associated with these products. In accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information", Advantest has three operating and reportable segments, which are the design, manufacturing, and sale of semiconductor and component test system, mechatronics system and services, support and others. These operating segments are determined based on the nature of the products and the markets.

          Operating segment information during FY2004 interim, FY2005 interim and FY2004 are as follows:

                                                                Yen (Millions)
                                                                --------------
                                  ------------------------------------------------------------------------
                                   Semiconductor
                                   and Component   Mechatronics    Services,     Elimination
                                    Test System       System      Support and   and corporate     Total
                                      Business       Business       Others
                                  --------------- -------------- ------------- --------------- -----------
     FY2004 Interim:
       Net sales to
       unaffiliated customers           107,920         27,794        10,875            -        146,589

       Inter-segment                      5,252            306            -         (5,558)           -
                                  --------------- -------------- ------------- --------------- -----------
     Sales                              113,172         28,100        10,875        (5,558)      146,589

     Operating income                    37,790          9,950           765        (3,085)       45,420

                                                                Yen (Millions)
                                                                --------------
                                  ------------------------------------------------------------------------
                                   Semiconductor
                                   and Component   Mechatronics    Services,     Elimination
                                    Test System       System      Support and   and corporate     Total
                                      Business       Business       Others
                                  --------------- -------------- ------------- --------------- -----------
     FY2005 Interim:
       Net sales to
       unaffiliated customers            78,244         20,320         8,535             -       107,099

       Inter-segment                      2,588            161            -         (2,749)           -
                                  --------------- -------------- ------------- --------------- -----------
     Sales                               80,832         20,481         8,535        (2,749)      107,099

     Operating income                    21,003          4,591         1,950        (4,129)       23,415

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements



                                                                Yen (Millions)
                                                                --------------
                                  ------------------------------------------------------------------------
                                   Semiconductor
                                   and Component   Mechatronics    Services,     Elimination
                                    Test System       System      Support and   and corporate     Total
                                      Business       Business       Others
                                  --------------- -------------- ------------- --------------- -----------
     FY2004:
       Net sales to
       unaffiliated customers           173,938         45,821        19,680            -        239,439

       Inter-segment                      6,747            574            -         (7,321)           -
                                  --------------- -------------- ------------- --------------- -----------
     Sales                              180,685         46,395        19,680        (7,321)      239,439

     Operating income                    50,624         13,662         3,402        (7,996)       59,692

          Adjustments to operating income in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

          The operating income in the business segment information for FY2004 interim and FY2005 interim do not match the consolidated statements of operations as the business segment information does not include the stock option cost of (Y)759 million and (Y)755 million. The operating income in the business segment information for FY2004 do not match the consolidated statements of operations as the business segment information does not include a net gain on settlement of substitutional portions of EPF of
     (Y)3,317 million and the stock option cost of (Y)2,290 million. Profit and loss from these are not included in management's analysis of results.

     (Geographic Segment Information / Based on Location of Customers)

          Net sales to unaffiliated customers in FY2004 interim, FY2005 interim and FY2004 are as follows:

                                                   Yen (Millions)
                                                       ----------
                                         FY2004         FY2005        FY2004
                                         ------         ------        ------
                                        interim        interim
                                        -------        -------

           Japan                         37,669         34,607        60,025
           Americas                      13,494         11,452        23,024
           Europe                         7,557          7,117        12,270
           Asia                          87,869         53,923       144,120
                                        -------        -------       -------

                Total                   146,589        107,099       239,439
                                        =======        =======       =======

     (Note) 1. Net sales from unaffiliated customers are based on the customer's location.
            2. Each of the segments include primarily the following countries or regions:

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements



               (1) Americas      U.S., Costa Rica, etc.
               (2) Europe        Portugal, Israel, Italy, etc.
               (3) Asia          Taiwan, South Korea, Malaysia, etc.

Supplemental Segment Information


       (Geographic Segment Information / Based on Location of Advantest and its Affiliates)

          The following table sets forth the net sales and operating income
     (loss) in FY2004 interim, FY2005 interim and FY2004, classified by location of office from which product was shipped. This information is provided as supplement information in addition to the requirements of SFAS No. 131 in consideration of the disclosure requirements under the Securities Exchange Law of Japan.

                                                                                          (In millions of yen)
--------------------------------------------------------------------------------------------------------------
                                                                  FY2004 interim
                                                             (April 1, 2004 through
                                                               September 30, 2004)
                              --------------------------------------------------------------------------------
                                                                                    Elimination
                                  Japan     Americas   Europe     Asia      Total       and       Consolidated
                                                                                     corporate
--------------------------------------------------------------------------------------------------------------
  Net sales
  (1)Sales to unaffiliated        60,205     38,685     8,754    38,945    146,589          -       146,589
     customers
  (2)Inter-segment                64,367      1,224       449     3,843     69,883    (69,883)           -
--------------------------------------------------------------------------------------------------------------
            Total                124,572     39,909     9,203    42,788    216,472    (69,883)      146,589
--------------------------------------------------------------------------------------------------------------
  Operating expenses              89,910     34,380     7,634    36,934    168,858    (66,930)      101,928
--------------------------------------------------------------------------------------------------------------
  Operating income (loss)         34,662      5,529     1,569     5,854     47,614     (2,953)       44,661
--------------------------------------------------------------------------------------------------------------

                                                                                         (In millions of yen)
--------------------------------------------------------------------------------------------------------------
                                                                  FY2005 interim
                                                             (April 1, 2005 through
                                                               September 30, 2005)
                              --------------------------------------------------------------------------------
                                                                                    Elimination
                                  Japan     Americas   Europe     Asia      Total       and      Consolidated
                                                                                     corporate
--------------------------------------------------------------------------------------------------------------
  Net sales

  (1)Sales to unaffiliated        54,121     28,257     6,982    17,739    107,099          -      107,099
     customers

  (2)Inter-segment                53,079      1,558       665     3,552     58,854    (58,854)           -
--------------------------------------------------------------------------------------------------------------

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements



--------------------------------------------------------------------------------------------------------------
            Total                107,200     29,815     7,647    21,291    165,953    (58,854)     107,099
--------------------------------------------------------------------------------------------------------------
  Operating expenses              79,295     28,071     7,007    19,402    133,775    (49,336)      84,439
--------------------------------------------------------------------------------------------------------------
  Operating income (loss)         27,905      1,744       640     1,889     32,178     (9,518)      22,660
--------------------------------------------------------------------------------------------------------------

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements



                                                                                          (In millions of yen)
--------------------------------------------------------------------------------------------------------------
                                                                      FY2004
                                                             (April 1, 2004 through
                                                                 March 31, 2005)
                              --------------------------------------------------------------------------------
                                                                                    Elimination
                                  Japan     Americas   Europe     Asia      Total       and       Consolidated
                                                                                     corporate
--------------------------------------------------------------------------------------------------------------
  Net sales
  (1)Sales to unaffiliated       110,095     55,877    16,307    57,160    239,439          -       239,439
     customers
  (2)Inter-segment               101,609      2,601       934     7,523    112,667   (112,667)            -
--------------------------------------------------------------------------------------------------------------
            Total                211,704     58,478    17,241    64,683    352,106   (112,667)      239,439
--------------------------------------------------------------------------------------------------------------
  Operating expenses             160,283     54,388    15,333    56,621    286,625   (107,905)      178,720
--------------------------------------------------------------------------------------------------------------
  Operating income (loss)         51,421      4,090     1,908     8,062     65,481     (4,762)       60,719
--------------------------------------------------------------------------------------------------------------

(Notes)   1. Geographical segments are organized by physical proximity of countries or regions.
          2. Each of the geographical segments includes primarily the following countries or regions:
             (1) Americas               U.S., etc.
             (2) Europe                 Germany, France, etc.
             (3) Asia                   South Korea, Taiwan, Singapore, etc.
           3. Adjustments to operating income (loss) included in Corporate mainly consist of research and development expenses for basic research activities, which are not allocated to corporate general administrative expenses and segment by geographic area. In addition, during this interim period, stock option compensation expense of (Y)759 million and (Y)755 million in FY 2004 interim and FY2005 interim, respectively are included in Corporate operating expenses. For FY2004, Corporate operating expenses include the temporary profit of (Y)3,317 million which arose from a return of the substitutional portion of its Employee's Pension Fund Plans and the stock option compensation expense of (Y)2,290 million.

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements



(Note 14) Per Share Data

          The following table sets forth the computation of basic and diluted net income per share and cash dividends per share for the six months periods ended September 30, 2004 and September 30, 2005, and for the year ended March 31, 2005:

                                        Yen (Millions)
                                  except for per share data
                                                 FY2004 interim      FY2005 interim          FY2004
                                                 --------------      --------------          ------
             Numerator:
              Net income                                 27,814              14,614          38,078
                                                -----------------   -----------------  ---------------

          Denominator:
          Basic weighted average shares of
            common stock outstanding                 98,295,932          92,458,229      97,750,345
          Dilutive effect of exercise of
                stock options and warrants              206,598             320,756         260,394
                                                -----------------   -----------------  ---------------

          Diluted weighted average shares of
            common stock outstanding                 98,502,530          92,778,985      98,010,739
                                                -----------------   -----------------  ---------------

          Basic net income per share                     282.96              158.06          389.54
          Diluted net income per share                   282.37              157.51          388.51
                                                -----------------   -----------------  ---------------

      Cash dividends per share                            25.00               25.00           50.00
                                                -----------------   -----------------  ----------------

          Cash dividends per share are computed based on dividends declared with respect to earnings for the periods.

(Note 15) Commitments and Contingent Liabilities

          In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS No. 5, 57, and 107 and rescission of FASB Interpretation No. 34". FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. The initial recognition and measurement provisions of FIN 45 were applicable to guarantees issued or modified after December 31, 2002.

          Advantest provides guarantees to third parties mainly for customers lease obligations. Advantest would be required to satisfy customers lease obligations in the event of default. The maximum amount of undiscounted payments is (Y)316 million and (Y)387 million at September 30, 2005 and March 31, 2005, respectively. The guarantees are collateralized by the leased equipment. At September 30, 2005 and March 31, 2005, Advantest has not accrued any obligation with respect to such guarantees as it estimates the fair value of its obligations to be insignificant.

                              ADVANTEST CORPORATION
                                AND SUBSIDIARIES

               Notes to Interim Consolidated Financial Statements



          Advantest is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Advantest's consolidated financial position, results of operations, or cash flows.






2. Other information

         Not applicable.